147 DAYS LEFT

OGI COFFEE 🔖

OGI is a premium, single-serve, pour-over coffee set to disrupt the booming cold coffee market. Served in novel mini cans OGI is infused with wild-harvest chaga mushroom to amplify health benefits while each mini is topped with nitrogen to preserve more of the delicate and nuanced flavors and aroma ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.





Raised	Days Left
$0	**147**

Launch — 2 $9,998.94 Min — 3 $1,199,999.15 Max

Overview   Team   About   Communication Channel   Updates

Business Description

The Future of Coffee!

Possibl, our company that owns the OGI brand, is a pioneering umbrella brand dedicated to simplifying, democratizing, and enhancing wellness. Our mission is to create tangible opportunities that empower people to live their best lives. Leading the way, our first venture, OGI Coffee, embodies this mission by allowing people to enjoy coffee whenever and however they desire.



Redefining The Way Coffee Is Enjoyed

OGI Coffee is the epitome of convenience, luxury, and health in a single-serve, pour-over format. Infused with wild-harvested chaga mushrooms and preserved with nitrogen, OGI delivers unparalleled flavor and health benefits. With a vision to dominate the specialty cold coffee market globally, OGI caters to the preferences of Gen Z and Millennials, offering a cafe-style experience at home with just a pour over iced water or milk. Capitalizing on the booming trend of cold coffee consumption, OGI removes all barriers to convenience, accessibility, and portability, making it the go-to choice for coffee lovers seeking quality and convenience.

Security Type:

Equity Security

Price Per Share

$1.33

Shares For Sale

902,255

Post Money Valuation:

$14,912,299.20

Investment Bonuses!

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

NOTE: FIRST 15 INVESTORS ACROSS ANY TIER TO RECEIVE INVITE TO MEET CO-FOUNDERS AND GET NAME ON FOUNDERS PAGE ON OGI WEBSITE.

Invest $10,000+: Receive 20% Bonus Shares, 10% product subscription discounts for 1 year, a free T-Shirt, early access to sales, and zoom call with the founders.

Invest $5,000+: Receive 10% Bonus Shares, 10% product subscription discounts for 1 year, a free T-Shirt, and early access to sales.

Invest $1,000+: Receive 10% product subscription discounts for 1 year, a free T-Shirt, and early access to sales.

*Investors can only receive one (1) amount-based incentive per investment.
**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.
***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due

Whether enjoyed straight or as a base for creative coffee concoctions, OGI is the ultimate canvas for coffee aficionados worldwide, revolutionizing the way coffee is enjoyed.


The global cold coffee market is booming.

VISION	MISSION	PURPOSE
Become the most-loved beverage brand for the next generation of specialty coffee lovers across all parts of the world.	Revolutionise the way coffee is enjoyed, whenever and however people desire.	Creating ultra customisable "you moments" that are seamless and can be enjoyed immediately.

Problem

Shift From Hot to Cold Coffee

Led by younger consumers, cafe coffee-culture has shifted away from hot coffee to cold coffee with **some chains now reporting 75% of drinks are now cold.** However, these cold coffee lovers now want the same cold drink experience at-home, and they want it to be as easy as picking up in-store. But how? **Given that people are 8x more likely to make coffee at home vs buying from a coffee shop every day this is a very big problem.**



to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

December 31, 2024

Minimum Investment Amount:

$500.08

Target Offering Range:

$9,998.94-$1,199,999.15

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Solution

Coffee However You Love It, Whenever You Want It

As a single-serve coffee concentrate, OGI brings cold coffee lovers simplicity, accessibility and consistency of cafe-style coffee. **Simply pour over cold, iced or hot water and/add milk, ice cream, anything, and you're done.** OGI is also the perfect vehicle for creative iced drinks: ice cream coffee, soda coffee, orange juice coffee, espresso martinis. All without brewing equipment or need to head out to your local cafe.

NO BREWING. NO STIRRING. NO WAITING

OGI is also a health drink. **Our first coffee is infused with antioxidant-rich, wild-harvested chaga mushroom that comes with clear health benefits**. This builds on decades of research that show drinking 1 to 4 cups of quality coffee a day makes people healthier and happier, while one study found that those **drinking 1.5 to 3.5 cups of coffee daily have a 30% decreased mortality rate.**

World-First Coffee Minis


OGI
COFFEE
IT'S ABOUT TIME™


HOUT THE USE OF BREWING EQUIPMENT
ONNECTED THE DOTS BETWEEN BETTER-FOR-YOU
NVENIENCE & PEOPLE'S HUNGER FOR
W EXPERIENCES. IT'S ABOUT TIME™.

Business Model

OGI business model is based on simplicity with a core focus on marketing and innovation. Coffee roasting, extraction, filling, packing and logistics will be outsourced to independent third parties with high-level expertise. While OGI has sufficient supply capacity in the US now to reach first-year revenue targets this will be scaled both domestically and in Asia as business accelerates.

Bringing OGI to every corner of the world

OGI launch strategy is based around digital commerce, however in early 2025 the company will expand from online to on-the-shelf creating wider audience reach while offering a more seamless buying experience across multiple channels. A further push into foodservice channels – bars, restaurants, businesses, hotels, airlines – will further expand distribution and consumer reach while adding an additional revenue stream. With solid profitable growth in the US OGI will scale into target international markets including UK, Japan, Korea, China and Germany.


WE BELIEVE THE REVOLUTION IN
COFFEE IS ONLY JUST BEGINING

Market Projection

Capturing Hearts, One Sip at a Time

With a staggering 300 million daily at-home coffee occasions in the US alone, the demand for premium, convenient options like OGI is undeniable. **The younger demographic, constituting 37% of daily iced coffee consumers, shapes the market's trajectory, while Starbucks' revelation of cold drinks comprising 75% of US sales solidifies the dominance of the cold coffee segment.** With cold coffee being the fastest-growing international segment, poised for a remarkable 22% year-on-year increase over the next five years, OGI stands at the forefront of this global phenomenon, catering to the evolving tastes and preferences of the next generation of coffee lovers.

With over 2.25 billion cups of coffee consumed daily worldwide, OGI sets its sights on becoming the most-loved cold coffee brand, redefining convenience, luxury, and health in every pour.


OPPORTUNITY
PREMIUM EXPERIENCE
HOME ESPRESSO
NO EQUIPMENT REQUIRED
BREWING EQUIPMENT REQUIRED
RTD ICED COFFEE
COFFEE PODS
INSTANT COFFEE
COST EFFECTIVE EXPERIENCE

Competition

While the competition is fierce in the overall coffee market, as a differentiated single-serve, liquid coffee concentrate that delivers the barista-style espresso flavor while eliminating the complexity and limitations of an espresso machine the brand sits within significant marketable whitespace.

It's worth noting that OGI fits into the key market drivers – convenience, expanding coffee culture, packaging innovation, the health and wellness trend, and the ability to enjoy a coffee shop experience at home – that are underpinning market growth in the global liquid coffee segment that is projected to grow by $10 Billion over the next 8 years (from ~$25B to over $35B).

In a world where everyone likes what they like, from wine to coffee, OGI's clear positioning around serving as a canvas for any coffee drink that can be enjoyed immediately, 'coffee however you love it, whenever you want it' serves the brand well to out-perform the competition and build the next big coffee business.

WHY WE'RE BETTER
OGI
REGULAR PODS
REGULAR COLD BREW
REGULAR HOT BREW
SUPER PREMIUM, SUPER RARE
Kona Cherry Blend + Alaskan Chaga
ENJOY IMMEDIATELY
No coffee makers required
EASILY CUSTOMISABLE
A base for creative cold coffee
READY TO POUR
Anytime, anyplace, any way
FUNCTIONAL BENEFITS
Superfood adaptagenic/antioxidant
GUILT FREE INDULGENCE
Zero sugar, naturally sweeter
HOT OR COLD
Add hot or cold water/milk
OGI

COFFEE EXPERTS OGI

Perfectly portioned and ready to go, these OGI concentrate coffee mini-cans bring me the unique & rich flavors that can be enjoyed anywhere, anytime only with a cup of water!

MARTIN PHAN
LICENSED CQI Q-GRADER, EXPERT COFFEE TASTER

Traction & Customers

Igniting the Cold Coffee Revolution

Global agency, NP Digital, have validated market potential for OGI Coffee based on their audience sizing & social listening data and is set to make waves in the cold coffee market with its premium, single-serve pour-over experience. By capturing the essence of barista-made cold coffee moments, OGI transcends the boundaries of traditional brewing equipment, offering unparalleled convenience and quality. With a strategic focus on subscription-based digital commerce and retail partnerships, OGI will rapidly expand its reach and drive discovery among coffee enthusiasts worldwide.

Our trajectory is clear: by July 2025, OGI aims to achieve $1 million in monthly sales, setting the stage for a projected $41 million in fiscal year 2028 and surpassing $100 million by 2030. With a robust product pipeline, a dedicated international team, and a steadfast commitment to excellence, OGI is poised to dominate the global cold coffee market, one pour-over at a time.



Investors

No investments have been made in the company to date.

All bonuses offered by Possibl in its campaign are subject to availability and any terms and conditions applied by Possibl.

ADDITIONAL BENEFITS
A TIERED VIP BONUS PROGRAM IS OPEN TO EARLY QUALIFYING INVESTORS
BRAND ADVISOR
Invest $10,000 or above.
• Receive 20% bonus shares
• 10% product subscription discounts for 1 year plus free T-Shirt, and early access to sales
• Plus opportunity to earn extra income
• Zoom call with founders
Note: Advisor inputs can range from business strategy, product innovation, identifying opportunities for future expansion, etc.
BRAND BUILDER
Invest $5,000 or above.
• Receive 10% bonus shares
• 10% product subscription discounts for 1 year plus free T-Shirt, and early access to sales
• Plus opportunity to earn extra income
Note: By utilising simple link-building tools Builders can earn commissions by offering OGI products to friends, family and via personal networks.
BRAND AMBASSADOR
Invest $1,000 or above.
• 10% product subscription discounts for 1 year plus free T-Shirt, and early access to sales.
• Plus opportunity to earn extra income
Note: By representing and promoting OGI, Ambassadors can earn an income based on performance through sales commissions and/or non-monetary benefits like free products and exclusive experiences.

Terms

Up to $1,199,999.15 in Class B Non-Voting Common Stock at $1.33 per Share, with a minimum target amount of $9,998.94.

Offering Minimum: $9,998.94 | 7,518 Class B Non-Voting Shares
Offering Maximum: $1,199,999.15 | 902,255 Class B Non-Voting Shares
Type of Security Offered: Class B Non-Voting Shares
Purchase Price of Security Offered: $1.33 Per Share
Minimum Investment Amount (per investor): $500.08

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.08. The Company must reach its Target Offering Amount of $9,998.94 by December 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Brian Direen
Co-Founder/CEO
Background

An experienced entrepreneur with 25 years in international business unlocking value opportunity, developing growth initiatives, and driving commercial acceleration. As co-founder of Australian based company Unistraw International Brian played a pivotal role in taking its patented flavor/nutraceutical straw brand from zero to 1 billion units sold across 30+ countries. Brian's skills include a growth mindset, strategic planning, decision making, teamwork, new business development, international trade, building strategic partnerships, deal negotiation, business intelligence, competitive analysis, market entry strategy/path to market and brand building. With roots in agri-foods and beverages and an ingrained understanding that coming up with ideas is easy, but finding the right problems is where the real challenge lies, Brian is well placed to lead OGI's cultural movement that celebrates the uniqueness of individual needs towards coffee and building OGI into a leading global cold coffee brand.



Joe Wallace
Co-Founder
Background

As an accomplished entrepreneur and investor based in Calabasas, California, Joe has a strong background in trade marketing and business planning, and has played a key role in numerous successful startups, corporate financing ventures, and fund acquisitions since 2001. Joe brings a wealth of experience to the table, including as founder of Illusion Entertainment Group, where he holds exclusive hologram rights in Las Vegas, New York, and Japan for their groundbreaking product, "Port[illegible] Hologram, making him an invaluable asset for OGI Coffee. Prior to his current ventures, Joe founded Beleve Vision, LLC, and Drop Budz, showcasing his entrepreneurial spirit and ability to turn ideas into thriving businesses. Joe's educational background includes attending Washington State University, where he acquired a strong foundation in business and marketing.



Fernando F A
Co-Founder/Senior Creative Director
Background

Based in Lisbon, Portugal, Fernando has worked for some of the best agencies and iconic brands around the world. Experience and expertise sits across: Creative Direction, Art Direction, Branding, Packaging Design, Craft UI and UX Design, Trade Show Exhibits, Product Design, Strategy & Planning. As owner of Remote Design Studio Fernando has played pivotal roles as both CMO and Creative Director building brands, products, and business that are distinctive, bold and exciting – not merely relevant. Fernando's skillset includes marketing, innovation, planning, product and packaging development, advertising, digital, social media, website development, PR and events. Some of the brands he has worked on include Anheuser-Busch InBev, Christchurch Art Gallery-NZ, Chrysler, Diageo, Epson, Faber-Castell, Ferrari, Fiat, General Motors, Goldman Sachs, Kia Motors, KWS SAAT SE & Co. KGaA

[Company Website]

Legal Company Name

OGI COFFEE

Location

21781 Ventura Blvd
#1004,
Woodland Hills, California 91364

Number of Employees

3

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

November 2, 2023